Exhibit 17.3

October 1, 2007

Via E-Mail and Federal Express

Mr. Steven Keyser

Chairman of the Board of Directors

Mr. Kenneth P. Hamick

President and Chief Executive Officer and Member of the Board of Directors

LipidViro Tech, Inc.

1338 South Foothill Dr. #126

Salt Lake City, UT  84108

Re: LipidViro Tech, Inc.

Dear Messrs. Keyser and Hamik:

I hereby tender my resignation from the Board of Directors of LipidViro Tech Inc., effective immediately.  The reason for the resignation is the disagreement I have had with you concerning the financial status and future of the Company as set forth at length in correspondence my counsel Ms. Sarah Hewitt, Esq. has had with Mr. Keyser, including in particular her letters to Mr. Keyser dated September 14 and September 27, 2007.  I will summarize those reasons below, but incorporate Ms. Hewitt’s more complete letters herein and for the record make them part of this letter (I also have attached copies of Ms. Hewitt’s letters for ease of reference).

In summary, I have for several weeks expressed my concern regarding the Company’s failure to take any step toward obtaining financing necessary to protect its assets and viability.  I was able recently to identify two sources, Joseph Salvani and Immuneregen, Inc. (IRBO), willing to provide such financing.  You rejected Mr. Salvani’s proposal, however, for reasons not explained to me as a Director, and to my knowledge have not responded to the proposal of IRBO.  I and my counsel have asked you to advise specifically of any other plan or proposal you might have to obtain the financing needed to protect the Company’s EU intellectual property rights, which are on the verge of expiring, to pay for the initial clinical trial CRO installment critical to the Company’s future, and to satisfy the Company’s outstanding debts and other liabilities.  I have to date not been advised of any such plan or proposal.

Rather than address my expressed concern or reveal to me any plan to obtain the needed financing, Mr. Keyser accused me amongst others, in a September 20 e-mail to my counsel, of engaging in a “scheme” against the Company.  As shown in my counsel’s September 27 letter, that accusation is false and reckless.

Mr. Keyser acknowledged in an email to my counsel on September 27, my position as a Director of the Company, yet continued to decline to reveal to me any plan or intention to obtain the financing essential to the Company’s viability.  In a particularly bizarre e-mail sent to my counsel at 1:15 PM dated September 28, Steve said that “it is inappropriate” for him to reveal these matters, despite my status as a Director of the Company, because it is “non-public information”.

In these circumstances, and in light of this disagreement, I can no longer serve as a Director of the Company

Very truly yours,

/s/Linda Sharkus, Ph.D.

Linda Sharkus, Ph.D.

cc:  Sarah Hewitt, Esq.